SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                        The Securities Exchange Act 1934

                Report on Form 6-K for the month of December 2003
                                                    --------

                  Hellenic Telecommunications Organization S.A.
                 (Translation of Registrant's name into English)

                               99 Kifissias Avenue
                              GR 15181 Amaroussion
                                 Athens, Greece
                    (Address of Principal Executive Offices)

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                Form 20-F _4_                   Form 40-F

          (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby
         furnishing the information to the Commission pursuant to Rule
             12g3-2(b) under the Securities Exchange Act of 1934.)

                Yes ___                         No ____


Enclosures:

1. Press release dated: December 4, 2003

             OTE's Shareholding in Inmarsat Ventures plc

    ATHENS, Greece--(BUSINESS WIRE)--Dec. 4, 2003--Hellenic Telecommunications Organization SA (ASE: HTO, NYSE: OTE), the Greek full-service telecommunications provider, today announced that at the EGM of Inmarsat shareholders, called on December 1, 2003 to vote on the offer by Grapeclose Limited for all the issued share capital of Inmarsat Ventures plc, shareholders representing approximately 97% of the shares voted at the meetings approved the resolutions required to accept the offer. OTE participated in the meetings and voted in favor of the resolutions.
    Grapeclose Limited is a company formed at the direction of funds advised by Apax Partners and Permira. The offer was made by way of a Scheme of Arrangement under Section 425 of the Companies Act 1985 and Court approval for the Scheme will be sought on December 16. The Scheme is expected to become effective on Wednesday, December 17, 2003.
    Assuming the Scheme becomes effective, OTE will receive cash consideration of US$15.00 per share for its stake of 4,672,690 shares, representing 4.65% of the issued share capital of Inmarsat Ventures plc.

    About OTE

    OTE is a provider of public, fixed switch domestic and international telephony services in Greece. With local, long distance and international communications services in addition to mobile telephony, Internet services, and high-speed data communications, OTE provides consumers and businesses the ability to communicate globally through its extensive network infrastructure. In addition, OTE has a number of International investments in the South East European region and addresses a potential customer base of 60 million people.
    Listed on the Athens Stock Exchange, the company trades under the ticker HTO as well as on the New York Stock Exchange under the ticker OTE. In the U.S., OTE's American Depository Receipts (ADR's) represents 1/2 ordinary share.

    Additional Information is also available on http://www.ote.gr.

    Forward-looking statement

    Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2002 filed with the SEC on June 30, 2003. OTE assumes no obligation to update information in this release.

    CONTACT: OTE:
             Dimitris Tzelepis- Group Investor Relations Officer
             Tel: +30 210 611 1574
             email: dtzelepis@ote.gr
             or
             Kostas Bratsikas - Investor Relations
             Tel: +30 210 611 1428
             email: brakon@ote.gr
             or
             Taylor Rafferty:
             London: +44 20 7936 0400
             New York: +1 212-889-4350
             email: ote@taylor-rafferty.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   Hellenic Telecommunications Organization S.A.


                                   By: /s/ Iordanis Aivazis
                                      ------------------------------------------
                                   Name: Iordanis Aivazis
                                   Title: Chief Financial Officer
Date: 4 December 2003